Cybin Partners with Worldwide Clinical Trials to Support Future Clinical Development of CYB003 in Major Depressive Disorder

-Collaboration with Worldwide Clinical Trials provides Cybin with access to a contract research organization with substantial experience supporting multinational psychedelic clinical trials -

- Cybin expects to report Phase 2 topline efficacy data for CYB003 in major depressive disorder in Q3/Q4 2023 -

TORONTO – July 26, 2023 – Cybin Inc. (NYSE American:CYBN) (NEO:CYBN) (“Cybin”), a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative psychedelic-based treatment option, today announced that it has partnered with Worldwide Clinical Trials (“Worldwide”), a global, full-service contract research organization (“CRO”) with deep expertise managing clinical trials for mental health conditions, including major depressive disorder. To date, the partnership with Worldwide has been pivotal in the development of study designs, defining global regulatory strategy and navigation of regulatory pathways, and pharmacovigilance.

Worldwide has a track record of successful patient recruitment for psychedelic trials and global relationships with best-in-class investigative sites. Worldwide has recent experience managing 11 psychedelic studies in psychiatric populations, including Phase I and Phase II clinical trials conducted in the U.S., Canada, United Kingdom, and other European countries, across a range of psychedelic compounds and treatment models.

“We are proud to align with Worldwide, a distinguished CRO with a proven track-record of supporting industry-sponsored psychedelic clinical trials,” said Doug Drysdale, Chief Executive Officer of Cybin. “Worldwide brings significant regulatory, logistical, and operational expertise as a leader in psychedelic clinical research, making Worldwide the ideal partner for navigating the regulatory landscape surrounding the development of psychedelic-based therapeutics.”

“At Worldwide, we share a passion for Cybin’s mission to revolutionize mental healthcare,” said Dr. Michael Murphy, Chief Medical and Scientific Officer of Worldwide Clinical Trials. “We are proud to partner with such a diverse and extraordinary group of experts to help create safe and effective psychedelic-based therapies to transform potential treatment options for patients who live with mental health disorders.”

About Worldwide Clinical Trials

Worldwide Clinical Trials (Worldwide) is a leading full-service global contract research organization (CRO) that works in partnership with biotechnology and pharmaceutical companies to create customized solutions that advance new medications – from discovery to reality. Worldwide’s capabilities include bioanalytical laboratory services, Phase I-IV clinical trials, and post-approval and real-world evidence studies – all powered by an accessible team of clinicians, scientists, and researchers who bring first-hand expertise and a collaborative, personalized approach to each clinical program.

Anchored in its scientific heritage, Worldwide is therapeutically focused on cardiovascular, metabolic, neuroscience, oncology, and rare diseases. The company’s deep therapeutic knowledge enables them to develop flexible plans and quickly solve problems for customers.

Worldwide’s team of 3,200+ professionals spans 60+ countries, and believes that through a culture that embraces diversity, equity, inclusion, and belonging (DEI&B), everyone plays a vital role in making a world of difference for patients and their caregivers. Worldwide is united in cause with its customers to improve the lives of patients through new, innovative therapies.

About Cybin

Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.

Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens. The Company is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.

Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on Twitter, LinkedIn, YouTube and Instagram.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the anticipated results and potential of CYB003; the Company’s plan to report top-line results from the complete CYB003 Phase 2 clinical trial; and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the spread of COVID-19 on the Company's operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in each of the Company's management's discussion and analysis for the year ended March 31, 2023, and the Company’s annual information form for the year ended March 31, 2023, which are available under the Company's profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com